PRELIMINARY	SUBJECT TO COMPLETION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E–3

(RULE 13e–3–100)

TRANSACTION STATEMENT UNDER

Section 13(e) of the Securities Exchange Act of 1934

and Rule 13e–3 thereunder

RULE 13e–3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

OMNI ENERGY SERVICES CORP.

(Name of the Issuer)

OMNI Energy Services Corp.

Wellspring OMNI Holdings Corporation

Wellspring OMNI Acquisition Corporation

Wellspring Capital Partners IV, L.P.

Wellspring Capital Management LLC

WCM GenPar IV, L.P.

WCM GenPar IV GP, LLC

Edward E. Colson, III Trust

Brian J. Recatto

Dennis R. Sciotto Family Trust dated 12/19/94

Edward E. Colson, III

Dennis R. Sciotto

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68210T208

(CUSIP Number of Class of Securities)

Brian J. Recatto President and Chief Executive Officer OMNI Energy Services Corp. 4500 NE Evangeline Thruway Carencro, Louisiana 70520 (337) 896-6664

Wellspring OMNI Holdings Corporation

Wellspring OMNI Acquisition Corporation

Wellspring Capital Partners IV, L.P.

Wellspring Capital Management LLC

WCM GenPar IV, L.P.

WCM GenPar IV GP, LLC

Lever House

390 Park Avenue

New York, New York 10022

(212) 318-9800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

David F. Taylor Locke Lord Bissell & Liddell LLP 2800 JPMorgan Chase Tower 600 Travis Street Houston, Texas 77002 (713) 226-1200	Angelo Bonvino Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14–C or Rule 13e–3(c) under the Securities Exchange Act of 1934 (the “Act”).
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$71,851,859	$5,123.04

(1)	For purposes of calculating the filing fee only. Pursuant to the Agreement and Plan of Merger, dated as of June 3, 2010, among Wellspring OMNI Holdings Corporation (“Parent”), Wellspring OMNI Acquisition Corporation (“Acquisition”), and OMNI Energy Services Corporation (“Issuer”), Acquisition, a wholly owned subsidiary of Parent, will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). Following the consummation of the Merger, the Issuer will be a subsidiary of Parent. Under the terms of the Merger Agreement, each existing share of Common Stock of the Issuer, $0.01 par value per share (“Common Stock”), other than shares held by Parent or Acquisition or their subsidiaries, treasury shares, shares which will be “rolled over” into equity of Parent or a subsidiary thereof by certain of Issuer’s directors, and dissenting shares, will be converted into the right to receive $2.75 in cash, without interest (the “Merger Consideration”). All outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the exercise price of such options. All outstanding unvested restricted shares of the Common Stock will be cancelled and converted into the right to receive the Merger Consideration. In addition, each warrant to purchase shares of Common Stock will be cancelled and converted into the right to receive the Merger Consideration less the exercise price per share for each share issuable under the applicable warrant. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing shareholders of the Issuer. The total Transaction Value was calculated based upon (a) an estimated aggregate cash payment of $69,782,740 based on the proposed per share cash payment of $2.75 for outstanding shares (including restricted shares) of Common Stock of the Issuer and (b) an estimated aggregate cash payment of $2,069,119 to holders of outstanding options to purchase an aggregate of 2,426,608 shares of Common Stock with per share exercise prices of less than $2.75.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00007130 multiplied by the total Transaction Valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,123.04

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: OMNI Energy Services Corp.

Date Filed: August 26, 2010

Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the acquisition of the Issuer by Parent; (ii) passed on the merits or fairness of the acquisition; or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 1 to Rule 13E–3 Transaction Statement on Schedule 13E–3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons: (1) OMNI Energy Services Corp., a Louisiana Corporation (“Issuer”), (2) Wellspring OMNI Holdings Corporation, a Delaware corporation newly formed by Wellspring Capital Partners IV, L.P. solely for the purpose of effecting the merger that is the subject of the Rule 13e-3 transaction (“Parent”), (3) Wellspring OMNI Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Acquisition”), (4) Wellspring Capital Partners IV, L.P., a Delaware limited partnership (“Wellspring”), (5) Wellspring Capital Management LLC , a Delaware limited liability company and manager of Wellspring (“Wellspring Capital”), (6) WCM GenPar IV, L.P., a Delaware limited partnership and the general partner of Wellspring (“WCM LP”), (7) WCM GenPar IV GP, LLC, a Delaware limited liability company and the general partner of WCM LP, and (8) each of Brian J. Recatto, the President and Chief Executive Officer, and a director of Issuer, Edward E. Colson, III Trust (the “Colson Trust”) whose trustee is Edward E. Colson, III, a director of Issuer, and Dennis R. Sciotto Family Trust dated 12/19/94 (the “Sciotto Trust”) whose trustee is Dennis R. Sciotto, the Chairman of the Board of Directors of Issuer.

On June 3, 2010, Parent, Acquisition and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Acquisition, a wholly owned subsidiary of Parent, will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). Following the consummation of the Merger, the Issuer will be a subsidiary of Parent. Under the terms of the Merger Agreement, each existing share of Common Stock of the Issuer, $0.01 par value per share (“Common Stock”), other than shares held by Parent or Acquisition or any of their subsidiaries, treasury shares, shares which will be “rolled over” into equity of Parent or a subsidiary thereof by certain of Issuer’s directors, and dissenting shares, will be converted into the right to receive $2.75 in cash (the “Merger Consideration”). All outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the per share exercise price of such options. All outstanding unvested restricted shares of Common Stock will be cancelled and converted into the right to receive the Merger Consideration. Each warrant to purchase shares of Common Stock will be cancelled and converted into the right to receive the Merger Consideration less the exercise price per share for each share issuable under the applicable warrant. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing shareholders of the Issuer.

Pursuant to an Equity Commitment Letter dated June 3, 2010 by and between Wellspring and Parent, Wellspring has committed, subject to the terms and conditions set forth in the Equity Commitment Letter, to provide Parent up to an aggregate of $65 million in exchange for stock and subordinated indebtedness of Parent. Pursuant to a Debt Commitment Letter dated June 3, 2010 between Parent and Ableco, L.L.C. (“Ableco”), Ableco is to provide the surviving corporation with up to $65 million in senior secured credit facilities comprised of a $45 million term loan facility and a $20 million revolving credit facility.

In addition, each of Messrs. Colson and Sciotto (through their respective trusts) and Recatto have agreed to contribute to Parent approximately $12.5 million in value in exchange for equity interests in Parent or a subsidiary of Parent through contributions to Parent or such subsidiary of shares of capital stock of Issuer (valued on the basis of the Merger Considerations) or, in the case of Mr. Recatto, by cash contributions. Consequently, Messrs. Colson, Recatto and Sciotto will continue to have an indirect equity interest in the Issuer through ownership in Parent and/or a subsidiary of Parent.

Concurrently with the filing of this Schedule 13E-3, the Issuer is filing with the Commission Amendment No. 1 to its preliminary proxy statement on Schedule 14A pursuant to the Section 14(a) (the “Proxy Statement”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) relating to a special meeting of shareholders of the Issuer. At the special meeting, shareholders of the Issuer will consider and vote upon, among other things, a proposal to adopt the Merger Agreement and approve the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3), and a copy of the Merger Agreement is attached hereto as Appendix A to the Proxy Statement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E–3 and shows the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E–3. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E–3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used in but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

The information contained in this Schedule 13E-3 and the Proxy Statement concerning the Issuer was supplied by the Issuer and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than the Issuer (except for information relating to certain filing persons in their capacities as directors or officers of the Issuer) was supplied by each such filing person and no other filing person, takes responsibility for the accuracy of any information not supplied by such filing person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2.	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties Involved in the Merger”

“THE PARTICIPANTS”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Record Date, Stock Entitled to Vote and Required Vote”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“MARKET PRICE AND DIVIDEND DATA”

The exact title of each class of the subject equity securities is “OMNI Energy Services Corp. common stock, par value $0.01 per share.”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND DATA” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND DATA—Dividend Policy” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Prior Public Offerings” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Common Stock Purchase Information”

“SPECIAL FACTORS—Related Party Transactions”

Item 3.	Identity and Background of Filing Person(s)

(a)	Name and Address. With respect to the Issuer, Parent and Acquisition, the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties Involved in the Merger”

“THE PARTICIPANTS”

“DIRECTORS AND EXECUTIVE OFFICERS OF OMNI ENERGY SERVICES CORP. AND INFORMATION ABOUT THE ROLLOVER PARTICIPANTS”

The Issuer is the subject company.

The principal address of Wellspring, Wellspring Capital, WCM GenPar IV, L.P. and WCM GenPar IV GP, LLC is c/o Wellspring Capital Management LLC, 390 Park Avenue, New York, New York 10022-4608, and the telephone number is (212) 318-9800.

(b)	Business and Background of Entities

With respect to the Issuer, the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties Involved in the Merger”

“THE PARTICIPANTS”

“DIRECTORS AND EXECUTIVE OFFICERS OF OMNI ENERGY SERVICES CORP. AND INFORMATION ABOUT THE ROLLOVER PARTICIPANTS”

Wellspring OMNI Holdings Corporation, a Delaware corporation, was formed by Wellspring Capital Partners IV, L.P. solely for the purpose of effecting the Merger and the transactions related to the Merger. It has not engaged in any business except in furtherance of this purpose.

Wellspring OMNI Acquisition Corporation, a Delaware corporation, is a direct and wholly owned subsidiary of Parent and was formed solely for the purpose of effecting the Merger and the transactions related to the Merger. It has not engaged in any business except in furtherance of this purpose.

Wellspring Capital Partners IV, L.P., a Delaware limited partnership, is a private investment fund that was formed in 2005. Wellspring is managed by Wellspring Capital.

WCM GenPar IV, L.P., a Delaware limited partnership, is the general partner of Wellspring.

WCM GenPar IV GP, LLC, a Delaware limited liability company, is the general partner of WCM LP.

Wellspring Capital Management LLC, a Delaware limited liability company, is a New York-based private equity firm with more than $2 billion in equity capital under management. The firm takes controlling positions in promising middle-market companies where it can contribute innovative operating and financing strategies and capital. Wellspring Capital’s limited partners include some of the largest and most respected institutional investors in the United States, Canada and Europe.

None of the persons identified in this Item 3(b) have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

Unless otherwise disclosed in the Proxy Statement, no person specified in this Item 3(b) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and Background of Natural Personas.

(1)-(5) With respect to the Issuer, the information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“DIRECTORS AND EXECUTIVE OFFICERS OF OMNI ENERGY SERVICES CORP. AND INFORMATION ABOUT THE ROLLOVER PARTICIPANTS”

Item 4. Terms of the Transaction

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL MEETING OF THE SHAREHOLDERS OF OMNI ENERGY SERVICES CORP.”

“SPECIAL FACTORS”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences”

“THE MERGER AGREEMENT”

APPENDIX A—Agreement and Plan of Merger

APPENDIX B—Limited Guaranty

APPENDIX D—Rollover Agreement

APPENDIX E—Voting Agreement

APPENDIX F—Section 12:131 of the Louisiana Business Corporation Law

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Interests of Company Directors in the Merger”

“SPECIAL FACTORS—Interests of Certain Company Directors in Parent and its Affiliates following the Merger”

“SPECIAL FACTORS—Interests of Company Executive Officers in the Merger”

“SPECIAL FACTORS—Directors’ and Officers’ Indemnification and Insurance”

“THE MERGER AGREEMENT—Treatment of Options”

“THE MERGER AGREEMENT—Treatment of Restricted Stock and Warrants to Purchase Common Stock”

“THE MERGER AGREEMENT—Treatment of Preferred Stock”

APPENDIX A—Agreement and Plan of Merger

APPENDIX D—Rollover Agreement

APPENDIX E—Voting Agreement

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Dissenters’ Rights”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Dissenters’ Rights”

APPENDIX F—Section 12:131 of the Louisiana Business Corporation Law

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of the Special Committee and Board of Directors and Reasons for the Merger”

“SPECIAL FACTORS—Provisions for Unaffiliated Security Holders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Company Directors in the Merger”
“SPECIAL FACTORS—Interests of Company Executive Officers in the Merger”
“SPECIAL FACTORS—Interests of Certain Company Directors in Parent and its Affiliates following the Merger”
“SPECIAL FACTORS—Common Stock Purchase Information”
“SPECIAL FACTORS—Related Party Transactions”

(b), (c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Merger Financing”
“SPECIAL MEETING OF THE SHAREHOLDERS OF OMNI ENERGY SERVICES CORP.—Voting Agreements”
“SPECIAL FACTORS—Purpose and Structure of the Merger”
“SPECIAL FACTORS—Role of the Special Committee”
“SPECIAL FACTORS—Position of the Directors Participating in the Merger with Wellspring as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Wellspring Entities, Parent and Acquisition as to the Fairness of the Merger”
“SPECIAL FACTORS—Interests of Company Directors in the Merger”
“SPECIAL FACTORS—Interests of Certain Company Directors in Parent and its Affiliates following the Merger”
“SPECIAL FACTORS—Interests of Company Executive Officers in the Merger”
“SPECIAL FACTORS—Certain Projections”
“SPECIAL FACTORS—Related Party Transactions”
“THE MERGER AGREEMENT”
APPENDIX A—Agreement and Plan of Merger
APPENDIX B—Limited Guaranty
APPENDIX D—Rollover Agreement
APPENDIX E—Voting Agreements

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER”
“SPECIAL MEETING OF THE SHAREHOLDERS OF OMNI ENERGY SERVICES CORP. —Record Date, Stock Entitled to Vote and Required Vote”
“SPECIAL FACTORS—Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Merger Financing”
“SPECIAL MEETING OF THE SHAREHOLDERS OF OMNI ENERGY SERVICES CORP.—Voting Agreements”
“SPECIAL FACTORS—Interests of Company Directors in the Merger”
“SPECIAL FACTORS—Interests of Certain Company Directors in Parent and its Affiliates following the Merger”
“SPECIAL FACTORS—Interests of Company Executive Officers in the Merger”
“SPECIAL FACTORS—Related Party Transactions”
“THE MERGER AGREEMENT”
APPENDIX A—Agreement and Plan of Merger
APPENDIX B—Limited Guaranty
APPENDIX D—Rollover Agreement
APPENDIX E—Voting Agreements

Item 6.	Purpose of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“THE MERGER AGREEMENT”
APPENDIX A—Agreement and Plan of Merger

(c)(1)–(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Recommendation of the Special Committee and Board of Directors and Reasons for the Merger”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Merger Financing”
“SPECIAL MEETING OF THE SHAREHOLDERS OF OMNI ENERGY SERVICES CORP.—Voting Agreements”
“SPECIAL FACTORS—Interests of Company Directors in the Merger”
“SPECIAL FACTORS—Interests of Certain Company Directors in Parent and its Affiliates following the Merger”
“SPECIAL FACTORS—Interests of Company Executive Officers in the Merger”
“THE MERGER AGREEMENT”
“MARKET PRICE AND DIVIDEND DATA—Dividend Policy”
APPENDIX A—Agreement and Plan of Merger
APPENDIX D—Rollover Agreement
APPENDIX E—Voting Agreements

Item 7.	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Reasons for the Merger”
“SPECIAL FACTORS—Role of the Special Committee”
“SPECIAL FACTORS—Position of the Directors Participating in the Merger With Wellspring as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Wellspring Entities, Parent and Acquisition as to the Fairness of the Merger”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Interests of Company Directors in the Merger”
“SPECIAL FACTORS—Interests of Certain Company Directors in Parent and its Affiliates following the Merger”
“SPECIAL FACTORS—Interests of Company Executive Officers in the Merger”
(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Recommendation of the Special Committee and Board of Directors and Reasons for the Merger”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Role of the Special Committee”
“SPECIAL FACTORS—Position of the Directors Participating in the Merger With Wellspring as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Wellspring Entities, Parent and Acquisition as to the Fairness of the Merger”
(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Recommendation of the Special Committee and Board of Directors and Reasons for the Merger”
“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”
“SPECIAL FACTORS—Role of the Special Committee”
“SPECIAL FACTORS—Position of the Directors Participating in the Merger With Wellspring as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Wellspring Entities, Parent and Acquisition as to the Fairness of the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Interests of Company Directors in the Merger”
“SPECIAL FACTORS—Interests of Certain Company Directors in Parent and its Affiliates following the Merger”
“SPECIAL FACTORS—Interests of Company Executive Officers in the Merger”
“SPECIAL FACTORS –Risks That the Merger Will Not Be Completed”
“SPECIAL FACTORS—Fees and Expenses of the Merger”
“SPECIAL FACTORS—Merger Financing”
“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”
“SPECIAL FACTORS—Provisions for Unaffiliated Security Holders”
“SPECIAL FACTORS—Dissenters’ Rights”
“THE MERGER AGREEMENT”
APPENDIX A—Agreement and Plan of Merger
APPENDIX F—Section 12:131 of the Louisiana Business Corporation Law

Item 8.	Fairness of the Transaction

(a),(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Recommendation of the Special Committee and Board of Directors and Reasons for the Merger”
“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”
“SPECIAL FACTORS—Role of the Special Committee”
“SPECIAL FACTORS—Position of the Directors Participating in the Merger with Wellspring as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Wellspring Entities, Parent and Acquisition as to Fairness of the Merger”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
APPENDIX C—Opinion of Financial Advisor
(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER”
“SPECIAL MEETING OF THE SHAREHOLDERS OF OMNI ENERGY SERVICES CORP. —Record Date, Stock Entitled to Vote and Required Vote”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of the Special Committee and Board of Directors and Reasons for the Merger”
“SPECIAL FACTORS—Position of the Directors Participating in the Merger with Wellspring as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Wellspring Entities, Parent and Acquisition as to Fairness of the Merger”
“THE MERGER AGREEMENT—Conditions to Consummation of the Merger”
“THE MERGER AGREEMENT—Termination of the Merger Agreement”
APPENDIX A—Agreement and Plan of Merger

The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. In order to adopt the merger agreement and approve the transactions contemplated thereby, holders of a majority of the outstanding voting power of all shares of Issuer’s stock with voting rights present or represented at the special meeting must vote in favor of adopting the merger agreement, irrespective of whether a majority of the outstanding voting power of all shares of Issuer’s stock held by unaffiliated shareholders present or represented at the special meeting votes in favor of adopting the merger agreement.

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Recommendation of the Special Committee and Board of Directors and Reasons for the Merger”
“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”
“SPECIAL FACTORS—Provisions for Unaffiliated Security Holders”
APPENDIX C—Opinion of Financial Advisor.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of the Special Committee and out Board of Directors”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Recommendation of the Special Committee and Board of Directors and Reasons for the Merger”
“SPECIAL FACTORS—Position of the Directors Participating in the Merger with Wellspring as to the Fairness of the Merger”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Recommendation of the Special Committee and Board of Directors and Reasons for the Merger”
“SPECIAL FACTORS—Position of the Directors Participating in the Merger with Wellspring as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Wellspring Entities, Parent and Acquisition as to Fairness of the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a),(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background to the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Recommendation of the Special Committee and Board of Directors and Reasons for the Merger”
“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”
“SPECIAL FACTORS—Role of the Special Committee”
“SPECIAL FACTORS—Position of the Directors Participating in the Merger with Wellspring as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Wellspring Entities, Parent and Acquisition as to Fairness of the Merger”
APPENDIX C—Opinion of Financial Advisor

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Issuer during its regular business hours by any interested security holder of Issuer or representative who has been so designated in writing. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“WHERE YOU CAN FIND MORE INFORMATION”

Item 10.	Source and Amounts of Funds or Other Consideration

(a),(b),(d)	Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Merger Financing”
“SPECIAL FACTORS—Interests of Company Directors in the Merger”
“SPECIAL FACTORS—Interests of Certain Company Directors in Parent and its Affiliates following the Merger”
“SPECIAL FACTORS—Interests of Company Executive Officers in the Merger”
“THE MERGER AGREEMENT—Conditions to Consummation of the Merger”
“THE MERGER AGREEMENT—Termination of the Merger Agreement”
APPENDIX A—Agreement and Plan of Merger
APPENDIX C—Limited Guaranty
APPENDIX D—Rollover Agreement
APPENDIX E—Voting Agreements

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Merger Financing”
“SPECIAL FACTORS—Fees and Expenses of the Merger”
“THE MERGER AGREEMENT—Termination of the Merger Agreement”
APPENDIX A—Agreement and Plan of Merger

Item 11.	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTICIPANTS”
“SPECIAL FACTORS—Interests of Company Directors in the Merger”
“SPECIAL FACTORS—Interests of Certain Company Directors in Parent and its Affiliates following the Merger”
“SPECIAL FACTORS—Interests of Company Executive Officers in the Merger”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
APPENDIX D—Rollover Agreement
APPENDIX E—Voting Agreements

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL MEETING OF THE SHAREHOLDERS OF OMNI ENERGY SERVICES CORP.—Voting Agreements”
“SPECIAL FACTORS—Interests of Company Directors in the Merger”
“SPECIAL FACTORS—Interests of Certain Company Directors in Parent and its Affiliates following the Merger”
“SPECIAL FACTORS—Interests of Company Executive Officers in the Merger”
“SPECIAL FACTORS—Prior Public Offerings”
“SPECIAL FACTORS—Common Stock Purchase Information”

“SPECIAL FACTORS—Related Party Transactions”
APPENDIX D—Rollover Agreement
APPENDIX E—Voting Agreements

Item 12.	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going–Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER”
“SPECIAL MEETING OF THE SHAREHOLDERS OF OMNI ENERGY SERVICES CORP.—Record Date, Stock Entitled to Vote and Required Vote”
“SPECIAL MEETING OF THE SHAREHOLDERS OF OMNI ENERGY SERVICES CORP.—Voting Agreements”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Recommendation of the Special Committee and Board of Directors and Reasons for the Merger”
“SPECIAL FACTORS—Position of the Directors Participating in the Merger with Wellspring as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Wellspring Entities, Parent and Acquisition as to Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Structure of the Merger”
“SPECIAL FACTORS—Interests of Company Directors in the Merger”
“SPECIAL FACTORS—Interests of Certain Company Directors in Parent and its Affiliates following the Merger”
“SPECIAL FACTORS—Interests of Company Executive Officers in the Merger”
APPENDIX A—Agreement and Plan of Merger
APPENDIX D—Rollover Agreement”
APPENDIX E—Voting Agreements

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER”
“SPECIAL MEETING OF THE SHAREHOLDERS OF OMNI ENERGY SERVICES CORP.—Record Date, Stock Entitled to Vote and Required Vote”
“SPECIAL MEETING OF THE SHAREHOLDERS OF OMNI ENERGY SERVICES CORP.—Voting Agreements”
“SPECIAL FACTORS—Fairness of the Merger; Recommendation of the Special Committee and Board of Directors and Reasons for the Merger”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Position of the Directors Participating in the Merger with Wellspring as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Wellspring Entities, Parent and Acquisition as to Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Structure of the Merger”
APPENDIX A—Agreement and Plan of Merger

Item 13.	Financial Information

(c)	Summary Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA”
“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a),(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER”
“SPECIAL MEETING OF THE SHAREHOLDERS OF OMNI ENERGY SERVICES CORP. —Expenses of Solicitation of Proxies”
“SPECIAL FACTORS—Interests of Company Directors in the Merger”
“SPECIAL FACTORS—Interests of Certain Company Directors in Parent and its Affiliates following the Merger”
“SPECIAL FACTORS—Interests of Company Executive Officers in the Merger”
“SPECIAL FACTORS—Merger Financing”
“SPECIAL FACTORS—Fees and Expenses of the Merger”

Item 15.	Additional Information

(b)	Other Material Information. The information set forth in the Proxy Statement and appendices thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16.	Exhibits

Exhibit Number	Description

(a)(1)	Not applicable

(a)(2)(i)	Preliminary form of Proxy Card filed with the Commission together with the Proxy Statement incorporated herein by reference to the Schedule 14A filed with the Commission on June 30, 2010 (the “Proxy Statement”).

(a)(2)(ii)	Preliminary form of Letter to Shareholders filed with the Commission together with the Proxy Statement.

(a)(2)(iii)	Preliminary copy of Notice to Shareholders filed with the Commission together with the Proxy Statement.

(a)(3)	Preliminary Proxy Statement for the special meeting of the shareholders of OMNI Energy Services Corp. incorporated by reference the Schedule 14A filed with the Commission on June 30, 2010).

(a)(4)	Not applicable

(a)(5)(i)	Press release issued by OMNI Energy Services Corp., dated June 4, 2010 incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed with the Commission on June 4, 2010.

(a)(5)(ii)	Email to Employees, dated June 4, 2010, incorporated herein by reference to the Soliciting Material filed Pursuant to Rule 14a-12 with the Commission on June 4, 2010.

(a)(5)(iii)	Limited Guaranty, dated June 3, 2010, by Wellspring Capital Partners IV, L.P. in favor of OMNI Energy Services Corp. incorporated by reference to Appendix B of the Proxy Statement.

(b)(i)	Equity Commitment Letter, dated June 3, 2010, between Wellspring Capital Partners IV, L.P. and Wellspring OMNI Holdings Corporation.

(b)(ii)	Debt Commitment Letter, dated June 3, 2010, between Ableco, L.L.C. and Wellspring OMNI Acquisition Corporation.

(c)(i)	Opinion of GulfStar Group I, Ltd. dated June 2, 2010, incorporated herein by reference to Appendix C of the Proxy Statement.

(c)(ii)	Presentation Materials dated June 2, 2010, provided to the Special Committee by GulfStar Group I, Ltd.

(c)(iii)	Presentation Materials dated June 2, 2010, provided to the Special Committee by Stephens Inc.

(c)(iv)	Presentation Materials provided to the Company’s Board of Directors by Stephens Inc.

(c)(v)	Presentation Materials provided to the Company’s Board of Directors by Stephens Inc.

(c)(vi)	Presentation Materials, dated March 8, 2010, provided to the Company’s Board of Directors by Stephens Inc.

(c)(vii)	Presentation Materials, dated March 22, 2010, provided to the Company’s Board of Directors by Stephens Inc.

(c)(viii)	Presentation Materials, dated May 24, 2010, provided to the Special Committee by Stephens Inc.

(c)(ix)	Presentation Materials, dated May 4, 2010, provided to the Special Committee by Stephens Inc.

(d)(i)	Agreement and Plan of Merger, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Wellspring OMNI Acquisition Corporation and OMNI Energy Services Corp. incorporated herein by reference to Appendix A to of the Proxy Statement.

(d)(ii)	Rollover Agreement, dated as of June 3, 2010, by and among Brian J. Recatto, the Dennis R. Sciotto Family Trust Dated 12/19/94, the Edward E. Colson, III Trust and Wellspring OMNI Holdings Corporation, incorporated herein by reference to Appendix D of the Proxy Statement.

(d)(iii)	Voting Agreement, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Edward E. Colson, III and the Edward E. Colson, III Trust, incorporated herein by reference to Appendix E of the Proxy Statement.

(d)(iv)	Voting Agreement, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Dennis R. Sciotto and the Dennis R. Sciotto Family Trust Dated 12/19/94, incorporated herein by reference to Appendix E of the Proxy Statement.

(d)(v)	Voting Agreement, dated as of June 3, 2010, entered into by Brian J. Recatto, incorporated herein by reference to Appendix E of the Proxy Statement.

(d)(vi)	Amended and Restated Employment Agreement, dated June 3, 2010, between OMNI Energy Services Corp. and Andy Dufrene

(d)(vii)	Amended and Restated Employment Agreement, dated June 3, 2010, between OMNI Energy Services Corp. and John Harris

(d)(viii)	Amended and Restated Employment Agreement, dated June 3, 2010, between OMNI Energy Services Corp. and Brian Recatto

(d)(ix)	Amended and Restated Employment Agreement, dated June 30, 2010, between OMNI Energy Services Corp. and Lawrence Shaw

(e)	Not applicable

(f)	Section 12:131 of the Louisiana Business Corporation Law, incorporated herein by reference to Appendix F of the Proxy Statement.

(g)	Not applicable

(h)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 26, 2010

OMNI ENERGY SERVICES CORP.

By:	/s/ BRIAN J. RECATTO
Name:	Brian J. Recatto
Title:	President and Chief Executive Officer

WELLSPRING OMNI HOLDINGS CORPORATION

By:	/S/ WILLIAM F. DAWSON, JR.
Name:	William F. Dawson, Jr.
Title:	President

WELLSPRING OMNI ACQUISITION CORPORATION

By:	/S/ WILLIAM F. DAWSON, JR.
Name:	William F. Dawson, Jr.
Title:	President

WELLSPRING CAPITAL PARTNERS IV, L.P.

By:	WCM GenPar IV, L.P., General Partner

By:	WCM GenPar IV GP, LLC, its General Partner

By:	/S/ WILLIAM F. DAWSON, JR.
Name:	William F. Dawson, Jr.
Title:	Authorized Person

WELLSPRING CAPITAL MANAGEMENT LLC

By:	/S/ WILLIAM F. DAWSON, JR.
Name:	William F. Dawson, Jr.
Title:	Authorized Person

WCM GENPAR IV, L.P.

By:	WCM GenPar IV GP, LLC, its General Partner

By:	/S/ WILLIAM F. DAWSON, JR.
Name:	William F. Dawson, Jr.
Title:	Authorized Person

WCM GENPAR IV GP, LLC

By:	/S/ WILLIAM F. DAWSON, JR.
Name:	William F. Dawson, Jr.
Title:	Authorized Person

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 26, 2010

THE EDWARD E. COLSON, III TRUST

By:	/s/ EDWARD E. COLSON, III
Name:	Edward E. Colson, III
Title:	Trustee

DENNIS R. SCIOTTO FAMILY TRUST DATED 12/19/94

By:	/s/ DENNIS R. SCIOTTO
Name:	Dennis R. Sciotto
Title:	Trustee

BRIAN J. RECATTO

By:	/s/ BRIAN J. RECATTO

EDWARD E. COLSON, III

By:	/s/ EDWARD E. COLSON, III

DENNIS R. SCIOTTO

By:	/s/ DENNIS R. SCIOTTO

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Not applicable

(a)(2)(i)	Preliminary form of Proxy Card filed with the Commission together with the Proxy Statement incorporated herein by reference to the Schedule 14A filed with the Commission on June 30, 2010 (the “Proxy Statement”).

(a)(2)(ii)	Preliminary form of Letter to Shareholders filed with the Commission together with the Proxy Statement.

(a)(2)(iii)	Preliminary copy of Notice to Shareholders filed with the Commission together with the Proxy Statement.

(a)(3)	Preliminary Proxy Statement for the special meeting of the shareholders of OMNI Energy Services Corp. incorporated by reference the Schedule 14A filed with the Commission on June 30, 2010).

(a)(4)	Not applicable

(a)(5)(i)	Press release issued by OMNI Energy Services Corp., dated June 4, 2010 incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed with the Commission on June 4, 2010.

(a)(5)(ii)	Email to Employees, dated June 4, 2010, incorporated herein by reference to the Soliciting Material filed Pursuant to Rule 14a-12 with the Commission on June 4, 2010.

(a)(5)(iii)	Limited Guaranty, dated June 3, 2010, by Wellspring Capital Partners IV, L.P. in favor of OMNI Energy Services Corp. incorporated by reference to Appendix B of the Proxy Statement.

(b)(i)	Equity Commitment Letter, dated June 3, 2010, between Wellspring Capital Partners IV, L.P. and Wellspring OMNI Holdings Corporation.

(b)(ii)	Debt Commitment Letter, dated June 3, 2010, between Ableco, L.L.C. and Wellspring OMNI Acquisition Corporation.

(c)(i)	Opinion of GulfStar Group I, Ltd. dated June 2, 2010, incorporated herein by reference to Appendix C of the Proxy Statement.

(c)(ii)	Presentation Materials dated June 2, 2010, provided to the Special Committee by GulfStar Group I, Ltd.

(c)(iii)	Presentation Materials dated June 2, 2010, provided to the Special Committee by Stephens Inc.

(c)(iv)	Presentation Materials provided to the Company’s Board of Directors by Stephens Inc.

(c)(v)	Presentation Materials provided to the Company’s Board of Directors by Stephens Inc.

(c)(vi)	Presentation Materials, dated March 8, 2010, provided to the Company’s Board of Directors by Stephens Inc.

(c)(vii)	Presentation Materials, dated March 22, 2010, provided to the Company’s Board of Directors by Stephens Inc.

(c)(viii)	Presentation Materials, dated May 24, 2010, provided to the Special Committee by Stephens Inc.

(c)(ix)	Presentation Materials, dated May 4, 2010, provided to the Special Committee by Stephens Inc.

(d)(i)	Agreement and Plan of Merger, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Wellspring OMNI Acquisition Corporation and OMNI Energy Services Corp. incorporated herein by reference to Appendix A to of the Proxy Statement.

(d)(ii)	Rollover Agreement, dated as of June 3, 2010, by and among Brian J. Recatto, the Dennis R. Sciotto Family Trust Dated 12/19/94, the Edward E. Colson, III Trust and Wellspring OMNI Holdings Corporation, incorporated herein by reference to Appendix D of the Proxy Statement.

(d)(iii)	Voting Agreement, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Edward E. Colson, III and the Edward E. Colson, III Trust, incorporated herein by reference to Appendix E of the Proxy Statement.

(d)(iv)	Voting Agreement, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Dennis R. Sciotto and the Dennis R. Sciotto Family Trust Dated 12/19/94, incorporated herein by reference to Appendix E of the Proxy Statement.

(d)(v)	Voting Agreement, dated as of June 3, 2010, entered into by Brian J. Recatto, incorporated herein by reference to Appendix E of the Proxy Statement.

(d)(vi)	Amended and Restated Employment Agreement, dated June 3, 2010, between OMNI Energy Services Corp. and Andy Dufrene

(d)(vii)	Amended and Restated Employment Agreement, dated June 3, 2010, between OMNI Energy Services Corp. and John Harris

(d)(viii)	Amended and Restated Employment Agreement, dated June 3, 2010, between OMNI Energy Services Corp. and Brian Recatto

(d)(ix)	Amended and Restated Employment Agreement, dated June 30, 2010, between OMNI Energy Services Corp. and Lawrence Shaw

(e)	Not applicable

(f)	Section 12:131 of the Louisiana Business Corporation Law, incorporated herein by reference to Appendix F of the Proxy Statement.

(g)	Not applicable

(h)	Not applicable